EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
MacDermid, Incorporated:

We consent to the incorporation by reference in the registration statement (No. 333-89185) on Form S-8 of MacDermid, Incorporated and subsidiaries of our reports dated March 10, 2006, with respect to the consolidated balance sheets of MacDermid, Incorporated as of December 31, 2005 and 2004, and the related consolidated statements of earnings and other comprehensive income, changes in shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports are incorporated by reference in the December 31, 2005 annual report on Form 10-K of MacDermid, Incorporated.

/S/ KPMG,LLP

Denver, Colorado
March 10, 2006